UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

AtheroNova Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

047438 205

(CUSIP Number)

Filiberto Zadini Estate
c/o Edsall Arrieta LLP
751 Daily Drive, Suite 325
Camarillo, California 93010
(805) 484-9002

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 4)

_____________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 047438 205	Page 2 of 4

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Filiberto Zadini Estate
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* OO

This Schedule 13D/A (“Schedule 13D/A”) amends the following sections of the Schedule 13D filed with the Securities and Exchange Commission on May 24, 2010, as amended on June 28, 2010 and April 22, 2011 (“Schedule 13D”).

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is supplemented and amended by the information below.

On February 28, 2012, options to purchase 12,500 shares of Common Stock expired.  On November 20, 2012, the Estate transferred 6,078,122 shares of Common Stock to Giorgio Zadini, the beneficiary of the Estate, in connection with the settlement of the Estate.

Item 5.  Interest in Securities of the Issuer.

Item 5 of Schedule 13D is supplemented and amended by the information below.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D/A, which disclosure is incorporated herein by reference.

As of November 20, 2012, the Estate beneficially owned no shares of Common Stock.  Assuming a total of 35,195,056 shares of Common Stock outstanding as of November 5, 2012, the date on which the Company filed its quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2012, the Estate’s ownership constitutes 0% of the shares of Common Stock issued and outstanding.

On November 20, 2012, the Estate ceased to be the beneficial owner of more than five percent of the shares of Common Stock issued and outstanding.

Transactions by the Reporting Person in Common Stock effected in the past 60 days are described in Item 3 above.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete and correct.

Filiberto Zadini Estate

Dated: November 27, 2012	By:	/s/ Giorgio Zadini
Giorgio Zadini Special Administrator